UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-41598

YS BIOPHARMA CO., LTD.

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

EXTRAORDINARY GENERAL MEETING

On May 2, 2024, the board of directors (the “Board”) of YS Biopharma Co., Ltd (the “Company”) approved the holding of an extraordinary general meeting of the Company (the “EGM”) on May 21, 2024, to approve, among other things, (i) a change of the Company’s name from YS Biopharma Co., Ltd. to LakeShore Biopharma Co., Ltd., (ii) the appointment of director candidates, and (iii) the adoption of the proposed 2024 Share Incentive Plan. The close of business on May 10, 2024 (Eastern Time) has been fixed as the record date of ordinary shares of the Company, par value $0.00002 per share. Holders of record of the Company’s ordinary shares as of the record date shall be entitled to attend and vote at the EGM and any adjourned meeting thereof.

A copy of the notice of the EGM posted to the Company’s website, and a form of voting proxy for the EGM are included as Exhibit 99.2 and Exhibit 99.3, respectively, to this Current Report on Form 6-K (this “Current Report”) and incorporated herein by reference.

BOARD APPROVAL OF 2024 SHARE INCENTIVE PLAN

To promote the success and enhance the value of the Company, on May 2, 2024, the Board approved the 2024 Share Incentive Plan (the “2024 Plan”), subject to the approval of the Company’s shareholders at the EGM.

Under the 2024 Plan, the maximum aggregate number of ordinary shares available for issuance (the “Award Pool”) shall initially be 5,713,064. The Award Pool will be increased on the first day of each fiscal year of the Company during the term of the 2024 Plan, commencing with the fiscal year beginning on April 1, 2025, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such lesser number of ordinary shares as may be determined by the Board.

The above description of the material terms of the 2024 Plan is qualified in its entirety by reference to the Company’s 2024 Plan, which is included as Exhibit 99.5 to this Current Report and incorporated herein by reference.

APPOINTMENT OF INTERIM CHIEF EXECUTIVE OFFICER AND OTHER CHANGES IN MANAGEMENT

On May 2, 2024, the Board approved the appointment of Mr. Dave Chenn as the Interim Chief Executive Officer of the Company, as well as the appointment of Dr. Hui Shao, the then-current Chief Executive Officer of the Company, as the Co-Chief Executive Officer and Chief Business Officer of the Company, each effective on May 2, 2024.

A copy of the press release including the biographic information about Mr. Chenn is included as Exhibit 99.1 to this Current Report and incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
99.1	Press Release – YS Biopharma to Hold Extraordinary General Meeting on May 21, 2024 and Announces the Appointment of Interim Chief Executive Officer
99.2	Notice of Extraordinary General Meeting
99.3	Form of Proxy for Extraordinary General Meeting
99.4	Biographical Information of Director Candidates (included in Exhibit 99.3)
99.5	2024 Share Incentive Plan (included in Exhibit 99.3)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YS Biopharma Co., Ltd.

By:	/s/ Hui Shao
Name:	Hui Shao
Title:	Director and Chief Executive Officer

Date: May 7, 2024

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